Simpson Thacher & Bartlett LLP
900 G STREET, NW WASHINGTON, D.C. 20001 _________________
TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502

Direct Dial Number +1-202-636-5804	E-mail Address jbonnie@stblaw.com

VIA EDGAR	June 20, 2019

Re:	Acceleration Request for Change Healthcare Inc.

Registration Statement on Form S-1 (File No. 333-230345)

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Matthew Crispino, Esq. Jeffrey Kauten, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Change Healthcare Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., Washington, D.C. time, on June 25, 2019, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Call me at (202) 636-5804 with any questions.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie